Exhibit 99.1

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2019-03-04

PRESS RELEASE

Oasmia has completed a directed share issue of approximately 165 MSEK

Uppsala, Sweden, March 4, 2019 – Oasmia Pharmaceutical AB (publ) (“Oasmia” or the ”Company”) hereby announces that the Company has carried out a placing of shares in the Company, through a directed issue of 22,948,535 shares, corresponding to approximately 10.2 percent of the share capital in the Company, to a limited group of previously informed investors (the “Directed Issue”). The shares will be paid in cash and the subscription price in the Directed Issue was determined to 7.19 SEK per share. The Directed Issue will give the Company gross proceeds of approximately 165 MSEK.

To carry out the placing, the Board of Directors of Oasmia has, based on the issue authorization granted by the annual general meeting held on 25 September 2018 and after a completed bookbuilding procedure, resolved on a directed issue of 22,948,535 shares at a subscription price of 7.19 SEK per share, giving the Company gross proceeds of approximately 165 MSEK. The subscription price has been determined through an accelerated bookbuilding procedure directed to investors and is therefore, deemed to correspond to the market price for the share with a deduction of a market-based discount. The Board of Directors has hence ensured the fair market subscription price.

The reasons for the deviation from the shareholders’ pre-emptive rights is to diversify the shareholder base with institutional investors and investors in the pharmaceutical sector, including the Company’s partner OncoGenerix USA, Inc. for an amount of approximately 70 MSEK, and at the same time raise capital in a time- and cost-efficient way.

The net proceeds of the Directed Issue are intended to be used to strengthen the working capital and finance the on-going operations. Through the Directed Issue, Oasmia is, according to the Board of Directors, given needed capital, time and opportunity to continue and finalize certain on-going activities which will be the basis to fulfil the Company’s long-term commercial strategy.

The Directed Issue entails a dilution of approximately 10.2 percent of the number of shares and votes in the Company. Through the Directed Issue the number of shares and votes will increase with 22,948,535 from 201,952,111 to 224,900,646. The share capital will increase with 2,294,853.50 SEK from 20,195,211.10 SEK to 22,490,064.60 SEK.

Mangold Fondkommission AB has acted as financial advisor in relation to the Directed Issue.

For more information:

Julian Aleksov, Executive Chairman

Tel: +46 (0)18 50 54 40

E-mail: julian.aleksov@oasmia.com

Notes to editors:

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB (NASDAQ: OASM) develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Important information

This press release does not constitute a prospectus in accordance with the meaning of such term in directive 2003/71/EC. Nor does this press release constitute or form part of a solicitation or an offer to purchase, sell, subscribe for, or in any other way trade in securities in Oasmia. The publication or distribution of this press release may in certain jurisdictions be subject to restrictions in accordance with relevant laws and persons in the jurisdictions where this press release has been published or distributed shall inform themselves of, and follow, such restrictions. Any securities referred to in this communication may not be offered or sold in any jurisdiction absent registration under applicable securities laws or an exemption from registration.

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is information that Oasmia Pharmaceutical AB is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 08.45 CET on March 4, 2019.